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                              May 6, 2024

       Khairul Azmi Bin Ismaon
       Chief Executive Officer
       EVe Mobility Acquisition Corp
       4001 Kennett Pike
       Suite 302
       Wilmington, DE 19807

                                                        Re: EVe Mobility
Acquisition Corp
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed April 25,
2024
                                                            File No. 001-41167

       Dear Khairul Azmi Bin Ismaon:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A

       General

   1. We note that you are seeking to extend your termination date to June 17, 2025, a date which is approximately
42 months from your initial public offering. We also note that you are listed on the NYSE
American and that Section 119 of the NYSE American LLC
                                                        Company Guide requires
that a special purpose acquisition company complete one or
                                                        more business
combinations within 36 months of the effectiveness of its IPO registration statement. Please
revise to explain that the proposal to extend your termination deadline to
                                                        June 17, 2025, does not
comply with this rule, or advise, and revise to disclose the risks of your non-compliance
with this rule, including that your securities may be subject to suspension and
delisting from the NYSE American, and the consequences of any such suspension or
delisting. Further, we note that, in your 8-K filed April 19, 2024, you disclose that you have
received notice that you are not in compliance with the continued
                                                        listing standard of
NYSE American because you failed to timely file your 10-K. Please disclose this and the
risk associated with your failure to comply with Section 1007 of the
 Khairul Azmi Bin Ismaon
EVe Mobility Acquisition Corp
May 6, 2024
Page 2
      NYSE American Company Guide.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stacie Gorman at 202-551-3585 or Pam Long at 202-551-3765 with any other questions.



                                                          Sincerely,
FirstName LastNameKhairul Azmi Bin Ismaon
                                                          Division of
Corporation Finance
Comapany NameEVe Mobility Acquisition Corp
                                                          Office of Real Estate
& Construction
May 6, 2024 Page 2
cc:       Andrew M. Tucker, Esq.
FirstName LastName